UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Xpedite Systems, Inc. (XPED)
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                               CUSIP No. 983929100
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                            San Francisco, California
                                      94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                Page 1 of 42 Pages
                         Exhibit Index Found on Page 41

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         156,600
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      156,600
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         156,600
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.7 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         137,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      137,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         137,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         1.5 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners II, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         California
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         44,600
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      44,600
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         44,600
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.5 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Institutional Partners III, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         17,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      17,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         17,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.2 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Tinicum Partners, L.P.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         WC, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         New York
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         20,500
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      20,500
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         20,500
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         0.2 %
---------======================================================================
   14    Type of Reporting Person*

         PN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Capital Management, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         00
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         182,600
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      182,600
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         182,600
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         2.0 %
---------======================================================================
   14    Type of Reporting Person*

         IA, 00
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Farallon Partners, L.L.C.
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         Delaware
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         377,100
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      377,100
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         377,100
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.2 %
---------======================================================================
   14    Type of Reporting Person*


---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 8 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Enrique H. Boilini
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         Argentina
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David I. Cohen
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         South Africa
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Joseph F. Downes
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Fleur E. Fairman
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         377,100
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      377,100
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         377,100
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         4.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 12 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Jason M. Fish
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 13 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Andrew B. Fremder
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 14 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         William F. Mellin
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 15 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stephen L. Millham
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 16 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Meridee A. Moore
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 17 of 42 Pages

      SCHEDULE 13D
===============================
 CUSIP No. 983929100
===============================

---------======================================================================
   1     Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Thomas F. Steyer
---------======================================================================
   2     Check the Appropriate Box if a Member of a Group*
         (a) [     ]

         (b) [ X ]
---------======================================================================
   3     SEC Use Only

---------======================================================================
   4     Source of Funds*

         AF, 00
---------======================================================================
   5     Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)
         [     ]

---------======================================================================
   6     Citizenship or Place of Organization

         United States
----------------------=========================================================
                  7   Sole Voting Power

                      -0-
                ------=========================================================
   Number of      8   Shared Voting Power
    Shares
 Beneficially         559,700
 Owned By Each
   Reporting
  Person With
                ------=========================================================
                  9   Sole Dispositive Power

                      -0-
                ------=========================================================
                 10   Shared Dispositive Power

                      559,700
---------======================================================================
   11    Aggregate Amount Beneficially Owned By Each Reporting Person

         559,700
---------======================================================================
   12    Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*
         [     ]

---------======================================================================
   13    Percent of Class Represented by Amount in Row (11)

         6.2 %
---------======================================================================
   14    Type of Reporting Person*

         IN
---------======================================================================
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 18 of 42 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock (the "Shares") of Xpedite Systems, Inc. (the "Company"). The Company's principal offices are located at 446 Highway 35, Eatontown, NJ, 07724.

Item 2.  Identity and Background.

     (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;
(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"(1)); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"),

--------
(1) Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 8,900 Shares (equal to approximately 0.1% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut, 06881.

                              Page 19 of 42 Pages

Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur
E. Fairman ("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                              Page 20 of 42 Pages

     (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions) is $3,959,020 for the 156,600 Shares held by FCP, $3,503,769 for the 137,700 Shares held by FCIP, $1,118,167 for the 44,600 Shares held by FCIP II, $471,670 for the 17,700 Shares held by FCIP III, $517,631 for the 20,500 Shares held by Tinicum and $4,725,410 for the 182,600 Shares held by the Managed Accounts.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman

                              Page 21 of 42 Pages

Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose of the Transaction.

      The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

      Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

                              Page 22 of 42 Pages

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

A. Farallon Capital Partners, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith and of Footnote 1 hereto is calculated based upon the 9,069,105 Shares outstanding as of November 7, 1997 as reported by the Company in its Form 10Q for the period ended September 30, 1997.

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

B. Farallon Capital Institutional Partners, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

                              Page 23 of 42 Pages

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

C. Farallon Capital Institutional Partners II, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  FCIP  II  is  incorporated   herein  by
               reference.

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

D. Farallon Capital Institutional Partners III, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                              Page 24 of 42 Pages

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

E. Tinicum Partners, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Tinicum  is   incorporated   herein  by
               reference.

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

F. Farallon Capital Management, L.L.C.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)  Not applicable.

                              Page 25 of 42 Pages

G. Farallon Partners, L.L.C.

     (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

H. Enrique H. Boilini

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Boilini  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

I. David I. Cohen

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

                              Page 26 of 42 Pages

     (e)  Not applicable.

J. Joseph F. Downes

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

K. Fleur E. Fairman

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fairman  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

L. Jason M. Fish

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

                             Page 27 of 42 Pages

     (e)  Not applicable.

M. Andrew B. Fremder

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fremder  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

N. William F. Mellin

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

O. Stephen L. Millham

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Millham  is   incorporated   herein  by
               reference.

     (c)  None.

                              Page 28 of 42 Pages

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

P. Meridee A. Moore

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

Q. Thomas F. Steyer

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 29 of 42 Pages

     The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.


                              Page 30 of 42 Pages

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998


                           /s/ Joseph F. Downes
                           FARALLON PARTNERS, L.L.C., on its own behalf and as General Partner of FARALLON CAPITAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                           By Joseph F. Downes,
                           Managing Member




                           /s/ Joseph F. Downes
                           FARALLON CAPITAL MANAGEMENT, L.L.C.
                           By Joseph F. Downes,
                           Managing Member




                           /s/ Joseph F. Downes
                           Joseph F. Downes, individually and as
                           attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, Fleur E. Fairman,
                           Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Thomas F. Steyer


     The Powers of Attorney each executed by Boilini, Cohen, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the
Schedule 13D filed with the SEC on January 20, 1998 by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc. are hereby incorporated by reference.

                              Page 31 of 42 Pages

                                                                        ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.                (a) Farallon Capital Management, L.L.C.
                  (b) One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as investment adviser to various managed accounts
                  (d) Delaware limited liability company
                  (e) Managing  Members:  Thomas F. Steyer,  Senior Managing
                      Member;  Enrique H. Boilini,  David I. Cohen,  Joseph F.
                      Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.                (a) Farallon Partners, L.L.C.
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as general partner to investment partnerships
                  (d) Delaware limited liability company
                  (e) Managing Members:  Thomas F. Steyer,  Senior Managing
                      Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

3.                (a) Enrique H. Boilini
                  (b) c/o Farallon Capital Management, L.L.C.
                      75 Holly Hill Lane
                      Greenwich, CT  06830
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) Argentinean Citizen

4.                (a) David I. Cohen
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon  Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) South African Citizen

                              Page 32 of 42 Pages

5.                (a) Joseph F. Downes
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  ember of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

6.                (a) Fleur E. Fairman
                  (b) 993 Park Avenue
                      New York, New York  10028
                  (c) Managing Member of Farallon Partners, L.L.C.
                  (d) United States Citizen

7.                (a) Jason M. Fish
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  Member  of  Farallon  Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

8.                (a) Andrew B. Fremder
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

9.                (a) William F. Mellin
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

10.               (a) Stephen L. Millham
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) United States Citizen

                            Page 33 of 42 Pages

11.               (a) Meridee A. Moore
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.;  Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

12.               (a) Thomas F. Steyer
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Senior Managing Member of Farallon Partners, L.L.C.;
                      Senior Managing Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

                              Page 34 of 42 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.


                              NO. OF SHARES               PRICE
       TRADE DATE               PURCHASED               PER SHARE
                                                 (including commission)

         02/04/98                 1,000                  $32.79
         02/05/98                23,300                  $32.92
         02/06/98                 4,200                  $33.13
         02/06/98                 2,200                  $33.04


                              Page 35 of 42 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED               PER SHARES
                                                  (including commission)

         02/04/98                 1,300                  $32.78
         02/05/98                12,200                  $32.92
         02/06/98                15,700                  $33.12


                              Page 36 of 42 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED               PER SHARES
                                                  (including commission)

         02/04/98                  200                   $32.79
         02/05/98                 1,400                  $32.92
         02/06/98                 2,500                  $33.12
         02/06/98                  800                   $33.04

                              Page 37 of 42 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                              NO. OF SHARES               PRICE
       TRADE DATE               PURCHASED              PER SHARES
                                                 (including commission)

         02/04/98                  800                   $32.79
         02/05/98                 5,400                  $32.92

                              Page 38 of 42 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

         02/04/98                  200                   $32.79
         02/05/98                 1,400                  $32.92
         02/06/98                 1,300                  $33.12
         02/06/98                  200                   $33.04


                              Page 39 of 42 Pages

                                   SCHEDULE F

                       FARALLON CAPITAL MANAGEMENT, L.L.C.


                              NO. OF SHARES                PRICE
       TRADE DATE               PURCHASED                PER SHARE
                                                  (including commission)

         02/04/98                 3,200                  $32.79
         02/05/98                19,000                  $32.92
         02/06/98                 8,600                  $33.13
         02/06/98                 1,800                  $33.04
         02/04/98                  100                   $32.78
         02/05/98                  700                   $32.92
         02/06/98                  600                   $33.13
         02/04/98                  700                   $32.78
         02/05/98                 4,100                  $32.92
         02/06/98                 2,100                  $33.12
         02/06/98                  400                   $33.04


                              Page 40 of 42 Pages

                                  EXHIBIT INDEX

EXHIBIT 1      Joint Acquisition Statement Pursuant to Rule 13D-(f)(1)


                              Page 41 of 42 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

       The  undersigned  acknowledge  and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 17, 1998


                              /s/ Joseph F. Downes
                              FARALLON PARTNERS, L.L.C.,
                              on its own  behalf  and as  General  Partner
                              of  FARALLON CAPITAL PARTNERS, L.P.,
                              FARALLON  CAPITAL INSTITUTIONAL PARTNERS,
                              L.P., FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS II, L.P., FARALLON CAPITAL
                              INSTITUTIONAL PARTNERS III, L.P. and
                              TINICUM PARTNERS, L.P.
                              By Joseph F. Downes,
                              Managing Member




                              /s/ Joseph F. Downes
                              FARALLON CAPITAL MANAGEMENT, L.L.C.
                              By Joseph F. Downes,
                              Managing Member




                              /s/ Joseph F. Downes
                              Joseph F. Downes,    individually    and   as
                              attorney-in-fact for each of Enrique H. Boilini, David I. Cohen, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Thomas F. Steyer


                              Page 42 of 42 Pages